Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, the sole class of securities of Apogee Enterprises, Inc. (the “Company”) registered under Section 12 of the Securities Exchange Act of 1934, as amended, was the Company’s common stock.

DESCRIPTION OF COMMON STOCK

The following description of the Company’s common stock is only a summary and does not purport to be complete and is qualified by reference to the Company’s Restated Articles of Incorporation (the “Articles”) as amended, and the Amended and Restated Bylaws (the “Bylaws”). The Articles and Bylaws have been incorporated by reference as exhibits to the Company’s most recent Annual Report on Form 10-K.

The Company’s Articles authorize the issuance of 50,000,000 shares including the Company’s common stock, par value $0.33 1/3 per share (the “Common Stock”) and preferred stock, of which 200,000 shares have been designated as Series A Junior Preferred Stock, par value $1.00 per share. As of April [•], 2020, there were no shares of preferred stock outstanding.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors. Accordingly, the holders of a majority of the shares of Common Stock outstanding will be able to elect all of the directors. The holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors. Subject to the preferential rights, if any, of any class or series of the undesignated shares that may be authorized and issued by the Board of Directors, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the shareholders in liquidation of the Company. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

Preferred Stock

The Company’s Articles provide that shares of preferred stock may be issued by the Board of Directors from time to time, in one or more series, having such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof or other privileges as it may establish. The issuance of preferred stock by the Board of Directors could affect the rights of holders of Common Stock. For example, issuance of the preferred stock could result in a class of securities outstanding that will have preferences with respect to dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock. The Company has no current plans to issue any preferred stock.

Certain Charter and Bylaws Provisions

The Company’s Articles and Bylaws contain certain “anti- takeover” provisions that could have the effect of delaying or preventing certain changes in control of the Company and thereby deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

The Company’s directors are elected for three year, staggered terms, such that only a portion of the Company’s directors are elected in any year. This provision of the Bylaws, together with a provision discussed below that is contained in the Articles and governs removal of directors, could have the effect of delaying for a period of two years or more a change in control of the Company by delaying a potential acquirer’s ability to elect a majority of the Board of Directors, depending upon the number of directors next up for election following any such acquisition. Cumulative voting of shares in the election of directors is prohibited.

The Company’s Articles require that certain “Business Combinations” (as defined in the Articles), including mergers, consolidations and sales of a substantial amount of assets, between the Company or a majority-owned subsidiary of the Company and an “Interested Stockholder” (as defined in the Articles) or its affiliates or associates, be approved by the affirmative vote of the holders of at least 80% of the outstanding shares of voting stock of the Company, unless such Business Combination shall have been approved by a majority of “Disinterested Directors” (as defined in the Articles) or shall satisfy certain fair price and other conditions. In such event, a Business Combination, in order to be approved, requires only such affirmative vote as may be required by law, any other provision of the Articles or the terms of any other securities of the Company.

The Company’s Articles generally provide that, except as otherwise prohibited by Minnesota law, no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty by such a person in the capacity of a director. The Company’s Bylaws provide for indemnification of the Company’s officers, directors, employees, and agents to the fullest extent permitted by law.